UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

WESTERN CAPITAL RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95788 11 05

(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management
Attention:  Robert Dragonette
7250 Woodmont Avenue, Suite 210
Bethesda, MD 20814
Phone: (240) 223-1323

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 8 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP II QP”), Blackstreet Capital Advisors, LLC, a Delaware limited liability company (“BCA”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP II Swisher, LLC, a Delaware limited liability company (“BCP II Swisher”), Blackstreet Capital Investors, LLC, a Delaware limited liability company (“BCI”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), and Murry N. Gunty (collectively, the “Reporting Persons”), who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated January 19, 2021, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010 and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014, that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015, and that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 7 to Schedule 13D filed with the SEC on January 9, 2017, to which BCP II Swisher is joining.

On December 28, 2017, BCA 2 WCR, LLC, a Delaware limited liability company (“BCA 2 WCR”), contributed, without consideration, to BCP 2 WCR, all assets previously held by BCA 2 WCR, and dissolved.

On January 8, 2021, Western Capital Resources, Inc. (the “Issuer”) entered into a Merger Agreement with BCP II Swisher and WCRS Swisher Acquisition Co., a Delaware corporation (the “Merger Agreement”).  Upon closing of the merger contemplated by the Merger Agreement (the “Merger”) as of January 8, 2021, BCP II Swisher received a total of 390,596 shares of common stock of the Issuer as consideration under the Merger.

Pursuant to and in connection with these and other related transactions, BCP II Swisher is added as a Reporting Person and member of the group reporting beneficial ownership of the Issuer’s common stock on this Amendment No. 8 to Schedule 13D.

1		NAME OF REPORTING PERSON WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,117,510
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,117,510
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.51%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares, of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,117,510
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,117,150
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.51%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON Blackstreet Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Management, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,693
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,480,693
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.72%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON BC Alpha Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BC Alpha Holdings I, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,691
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,480,691
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.72%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,958,797
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,958,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,958,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.64%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,511
	8	SHARED VOTING POWER 5,988,797
	9	SOLE DISPOSITIVE POWER 667,511
	10	SHARED DISPOSITIVE POWER 5,988,797
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,656,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.18%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON Blackstreet Capitol Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capitol Investors, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,143
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 59,143
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON Blackstreet Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,797
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,797
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON BCP II Swisher, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BCP II Swisher, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,596
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 390,596
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.41%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

1		NAME OF REPORTING PERSON Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 847,681
	8	SHARED VOTING POWER 5,989,535
	9	SOLE DISPOSITIVE POWER 847,681
	10	SHARED DISPOSITIVE POWER 5,989,535
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,837,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.22%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 Based on 8,853,816 shares of common stock outstanding as reported in Issuer’s Quarterly Report on Form 10-Q, filed November 13, 2020, plus 408,000 shares of common stock issued in the Merger, or 9,261,816 shares of common stock in total.

This filing amends that certain Schedule 13D filed on April 12, 2010, as amended by Amendment No. 1 filed November 5, 2011, Amendment No. 2 filed July 3, 2013, Amendment No. 3 filed October 14, 2014, Amendment No. 4 filed May 4, 2015, Amendment No. 5 filed July 13, 2015, Amendment No. 6 filed August 10, 2015, and Amendment No. 7 filed January 9, 2017 (collectively, the “Schedule 13D”), by the Reporting Persons (defined below).

Item 1.	Security and Issuer.
The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned, relating to the shares of common stock, par value $0.001 per share (the ”Common Stock”), of Western Capital Resources, Inc., a Delaware corporation, having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137. This Amendment No. 8 amends the Schedule 13D, as amended, as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)
This Amendment No. 8 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP II QP”), Blackstreet Capital Advisors, LLC, a Delaware limited liability company (“BCA”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP II Swisher, LLC, a Delaware limited liability company (“BCP II Swisher”), Blackstreet Capital Investors, LLC, a Delaware limited liability company (“BCI”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), and Murry N. Gunty (collectively, the “Reporting Persons”), who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated January 19, 2021, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010 and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014, that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015, and that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 7 to Schedule 13D filed with the SEC on January 9, 2017, to which BCP II Swisher is joining.

(b)	The principal business address for each of the Reporting Persons is 7250 Woodmont Avenue, Suite 210, Bethesda, MD 20814.

(c)
Each of WCR, BCP 2 WCR, and BCAH I is an entity that was formed for the purpose of acquiring an interest in the Issuer. The principal business of each of BCP II QP, BCM, BCA II and BCP II Swisher, LLC is that of private partnership or limited liability company engaged in investment in securities for its own account. Mr. Gunty serves as the manager of each Reporting Person, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)(e)
With the exception of BCM and Mr. Gunty, and except as described below, during the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In 2016, BCM and Mr. Gunty agreed to consent to an order imposing remedial sanctions and a cease-and-desist order (the “Order”) without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the SEC over it and the subject matter of the action). The SEC alleged in the Order that conduct by BCM and Mr. Gunty resulted in a violation of Securities Exchange Act Section 15(a) and Investment Advisers Act Sections 206(2) and 206(4) and Rules 206(4)-7 and 206(4)-8 thereunder. The Order requires that BCM and Mr. Gunty cease and desist from committing or causing any violations and future violations of the securities laws identified above, pay a $500,000 civil monetary penalty and $2,622,737 in disgorgement and interest.

(f)
WCR, BCP 2 WCR, BCP II QP, BCAH I, BCM, BCP II Swisher, BCA, BCA II, BCI, and BCM are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On December 28, 2017, BCA 2 WCR, LLC, a Delaware limited liability company (“BCA 2 WCR”), contributed, without consideration, to BCP 2 WCR, all assets previously held by BCA 2 WCR, and dissolved.

On January 8, 2021, Western Capital Resources, Inc. (the “Issuer”) entered into a Merger Agreement with BCP II Swisher and WCRS Swisher Acquisition Co., a Delaware  corporation (the “Merger Agreement”).  Upon closing of the merger contemplated by the Merger Agreement (the “Merger”) as of January 8, 2021, BCP II Swisher received a total of 390,596 shares of common stock of the Issuer as consideration under the Merger.

Pursuant to and in connection with these and other related transactions, BCA 2 WCR does not beneficially own shares of Common Stock and is no longer a Reporting Person or member of the group reporting beneficial ownership of Common Stock on this Amendment No. 8 to Schedule 13D, and BCP II Swisher is added as a Reporting Person and member of the group reporting beneficial ownership of Common Stock on this Amendment No. 8 to Schedule 13D.

Item 4.	Purpose of Transaction.

The Merger was undertaken as part of the Issuer’s strategic growth plan.

Shares of Common Stock were contributed by BCA 2 WCR to BCP 2 WCR as part of an internal reorganization among affiliates. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals consistent with applicable law.

Item 5.	Interests in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated as follows:

(a)
According to Issuer’s Quarterly Report on Form 10-Q filed November 13, 2020, Issuer had outstanding 8,853,815, shares of Common Stock. As a result of the issuance of 408,000 shares of common stock in the Merger, issued and outstanding Common Stock totaled 9,261,816 shares of which each Reporting Person holds the percentage reported in its respective cover page hereto, and as a group holds 77.22%.

(b)	The voting and dispositive power and beneficial ownership of shares (the “Shares”) by each of the Reporting Persons is summarized as follows:

	Sole Voting	Sole Dispositive	Shared Voting	Shared Dispositive	Beneficial Ownership[1]	Percent of Class
WCR	4,117,510	4,117,510	--	--	4,117,510	46.51%
BCP 2 WCR	4,117,510	4,117,510	--	--	4,117,510	46.51%
BCP II Swisher	390,596	390,596	--	--	390,596	4.41%
BCP II QP	--	0	5,958,201	5,958,201	5,928,201	67.64%
BCA	74,797	74,797	--	--	74,797	0.84%
BCA II	667,511	667,511	5,958,201	5,958,201	6,625,712	75.18%
BCAH I	1,480,691	1,480,691	--	--	1,480,691	16.72%
BCI	59,143	59,143	--	--	59,143	0.67%
BCM	1,480,693	1,480,693	--	--	1,480,693	16.72%
Murry Gunty	847,681	847,681	5,989,535	5,989,535	6,837,216	77.22%

1 WCR, BCAH I, BCA, BCA II, BCI, BCM, BCP II Swisher and Mr. Gunty directly own the Shares. The Shares may also be deemed to be beneficially owned by each of the entities by virtue of the following relationships: (i) BCP 2 WCR is a member of WCR; (ii) BCP II QP is a member of BCP 2; (iii) BCA II is the general partner of BCP II QP; and bcp(iv) Mr. Gunty is directly or indirectly the manager of such entities and has voting and dispositive power over all Shares.

(c)
Other than the transactions reported in this Amendment No. 8 to Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days with respect to the Issuer’s Common Stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joinder Agreement, dated January 19, 2021 to Agreements as to Joint Filing pursuant to Regulation 240.13d-1(k)(1)(ii).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 19, 2021

WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BCP 2 WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL MANAGEMENT, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BC ALPHA HOLDINGS I, LLC By: BLACKSTREET CAPITAL MANAGEMENT, LLC, Manager By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P. By: BLACKSTREET CAPITAL ADVISORS II, LLC, its General Partner By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL ADVISORS II, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL ADVISORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL INVESTORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BCP II SWISHER, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	/s/ Murry N. Gunty Murry N. Gunty

EXHIBIT 99.1
JOINDER AGREEMENT TO
AGREEMENTS AS TO JOINT FILING
Pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the attached Amendment No. 8 to Schedule 13D relating to Western Capital Resources, Inc. (the “Issuer”) is being filed on behalf of each of the undersigned.
WHEREAS, WCR, LLC, a Delaware limited liability company, BCP 2 WCR, LLC, a Delaware limited liability company, Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership, Blackstreet Capital Advisors, LLC, a Delaware limited liability company, Blackstreet Capital Advisors II, LLC, a Delaware limited liability company, Blackstreet Capital Management, LLC, a Delaware limited liability company, BC Alpha Holdings I, LLC, a Delaware limited liability company, Blackstreet Capital Investors, LLC, a Delaware limited liability company, and Murry N. Gunty (collectively, the “Group”) have entered into Agreements as to Joint Filing on April 12, 2010, November 3, 2010, and July 3, 2013, and a Joinder Agreement to the Agreements as to Joint Filing on October 14, 2014, a Joinder Agreement to the Agreements as to Joint Filing on July 13, 2013, and a Joinder Agreement to the Agreement as to Joint Filing on January 6, 2017; and
WHEREAS, BCP 2 Swisher, LLC, a Delaware limited liability company (the “New Member”), wishes to join the Group by virtue of such entity’s beneficial ownership of the Issuer’s stock;
NOW, IT IS AGREED, this 19th day of January 2021 by the parties hereto
1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the New Member agrees to the joint filing together with the other members of the Group, on behalf of the Group, of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws.
2. This Joinder Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.
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IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed as of January 19, 2021.
WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BCP 2 WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL ADVISORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL ADVISORS II, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BC ALPHA HOLDINGS I, LLC By: BLACKSTREET CAPITAL MANAGEMENT, LLC, Manager By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BCP II SWISHER, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P. By: BLACKSTREET CAPITAL ADVISORS II, LLC, its General Partner By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL MANAGEMENT, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL INVESTORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	/s/ Murry N. Gunty Murry N. Gunty